1111 South Arroyo Parkway 91105 P. O. Box 7084 Pasadena, California 91109-7084 1.626.578.3500 Fax 1.626.568.7144

June 29, 2009

Rufus Decker

Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, DC 20549

Re:	Your Letter Dated June 23, 2009 Regarding
Jacobs Engineering Group Inc. (File No. 1-7463)
Form 10-K for the Fiscal Year Ended September 30, 2008
(“2008 Form 10-K”) and
Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Dear Mr. Decker:

This letter is in response to your letter dated June 23, 2009 wherein you provided additional comments on the above referenced filings. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in your letter, with Staff’s comments presented in bold, italicized text.

Item 7—Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Critical Accounting Policies, page 34

Comment:

1.	We note your response to prior comment one from our letter dated May 19, 2009. The information you presented in your response to bullets 1, 3, 4 and 5 provide readers with the information necessary to understand your basis for identifying your reporting units, the underlying business activities are those reporting units, and your basis for applying the Company’s market multiple to your reporting units. Please expand your proposed revised disclosure accordingly.

Response:

We agree with Staff’s comments and we will enhance our disclosures in “Critical Accounting Policies” and in “Significant Accounting Policies” (in Notes to Consolidated Financial Statements) by incorporating the information we presented in our previous responses to bullets 1, 3, 4 and 5 from your letter dated May 19, 2009 in future filings.

Mr. Rufus Decker

June 29, 2009

* * * * *

We appreciate Staff’s comments and their suggestions on how we may improve our disclosures relating to goodwill impairment. Should you have additional questions we would be pleased to discuss them with you.

Very truly yours,

JACOBS ENGINEERING GROUP INC.

By:	/s/ JOHN W. PROSSER, JR.
John W. Prosser, Jr. Executive Vice President Finance and Administration